UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-26481

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

220 Liberty Street

Warsaw, New York, 14569

FINANCIAL INSTITUTIONS, INC.

401(k) PLAN

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Financial Institutions, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bonadio & Co., LLP

Pittsford, New York

June 21, 2012

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets
Investments, at fair value:
Cash and cash equivalents	$711,736	$602,933
Mutual funds	21,641,932	20,493,861
Common/collective trust, primarily consisting of fully benefit-responsive investment contracts	4,052,492	4,879,786
Financial Institutions, Inc. common stock	992,400	1,108,740

Total investments	27,398,560	27,085,320
Notes receivable from participants	806,514	773,215

Net assets available for benefits, at fair value	28,205,074	27,858,535
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(102,583)	(93,409)

Net assets available for benefits	$28,102,491	$27,765,126

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2011	2010
Additions to net assets attributed to:
Contributions:
Participant	$1,837,851	$1,675,583
Employer	1,010,166	906,268
Transfers in from other plans	280,488	97,318

Total contributions	3,128,505	2,679,169
Interest income on notes receivable from participants	43,746	45,791
Net (depreciation) appreciation in fair value of investments	(550,453)	2,913,589

Total additions	2,621,798	5,638,549

Deductions to net assets attributed to:
Benefits paid to participants	2,251,121	1,255,914
Administrative expenses	33,312	30,037

Total deductions	2,284,433	1,285,951

Net increase	337,365	4,352,598
Net assets available for benefits at beginning of year	27,765,126	23,412,528

Net assets available for benefits at end of year	$28,102,491	$27,765,126

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1.) DESCRIPTION OF THE PLAN

The following description of the Financial Institutions, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

The Plan was originally established in 1986 and has since been amended. The Plan is a defined contribution plan covering all employees of Financial Institutions, Inc. (the “Company”) and its subsidiaries who have attained the age of 20-1/2.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Executive Management Committee of the Company. The Charles Schwab Trust Company (“Schwab”) serves as the Plan’s custodian and trustee. Milliman, Inc. is a party-in-interest of the Plan and serves as record keeper to maintain the individual accounts for each Plan participant.

Contributions

Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute rollovers from other qualified plans.

All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum allowable salary deferral contributions may make additional catch-up contributions.

Employees not opting out of participation in the Plan are treated as if they had elected to contribute 3% of their salary with automatic increases to 4% in the third year, 5% in the fourth year and 6% in the fifth and subsequent years.

For each participant, the Company makes contributions to the Plan equal to 100% of the participant’s contributions up to 3% of the participant’s compensation for the Plan year plus 50% of the participant’s contributions that exceed 3% but are less than 6% of the participant’s compensation. The Company may also make additional discretionary matching contributions; however no discretionary contribution was declared for the years ended December 31, 2011 or 2010.

Investment Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, common/collective trust funds, mutual funds and a stable value fund. A participant’s investment in the Company’s common stock cannot exceed 25% of their total account balance.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the Company does not pay those expenses from its own assets. All amounts in participant accounts are participant directed.

Vesting

Participants are vested immediately in their contributions and the earnings thereon. Participants become fully vested in Company contributions after two years of continuous service.

Forfeited Accounts

When certain terminations of participation occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. Forfeitures used to reduce employer contributions were $5,536 and $10,902 for the years ended December 31, 2011 and 2010, respectively. Accumulated forfeitures available to reduce future employer contributions totaled $5,029 and $198 as of December 31, 2011 and 2010, respectively.

6

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1.) DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

Participants may withdraw all or a portion of their vested balance upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (“IRC”). When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s vested account balance is $1,000 or less a lump-sum cash payment is made.

Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

Notes Receivable from Participants

The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms must not exceed five years unless the loan is used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The loans are secured by the participants’ accounts and bear interest at 2% above the prime rate (rates range from 5.25% to 10.25% for loans outstanding at December 31, 2011) at the time of the loan origination. Principal and interest are paid ratably through after-tax payroll deductions.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.

(2.) SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for the periods presented, with the exception of the Morley Stable Value Fund (a common/collective trust), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2011 and 2010. The shares of registered investment companies are valued at quoted market prices. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the common/collective trust are included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(2.) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in common stock, common/collective trust funds, mutual funds and a stable value fund. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions in accordance with the terms of the Plan document.

Contributions

Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer matching contributions are recognized when declared by the Company.

Distributions

Distributions are recorded by the Plan when paid.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements (as defined in Note 3). ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

\NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(3.) FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

The fair value of the Plan’s assets at December 31, 2011 and 2010, by level within the fair value hierarchy, is presented as follows:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2011:
Cash and cash equivalents	$711,736	$—	$—	$711,736
Mutual funds:
Income funds	6,692,341	—	—	6,692,341
Value funds	5,286,123	—	—	5,286,123
Growth funds	5,256,841	—	—	5,256,841
Blended funds	4,406,627	—	—	4,406,627
Common/collective trust	—	4,052,492	—	4,052,492
Financial Institutions, Inc. common stock	992,400	—	—	992,400

Total investments measured at fair value	$23,346,068	$4,052,492	$—	$27,398,560

December 31, 2010:
Cash and cash equivalents	$602,933	$—	$—	$602,933
Mutual funds:
Income funds	5,732,137	—	—	5,732,137
Value funds	5,069,886	—	—	5,069,886
Growth funds	5,358,208	—	—	5,358,208
Blended funds	4,333,630	—	—	4,333,630
Common/collective trust	—	4,879,786	—	4,879,786
Financial Institutions, Inc. common stock	1,108,740	—	—	1,108,740

Total investments measured at fair value	$22,205,534	$4,879,786	$—	$27,085,320

There were no transfers between Level 1 and Level 2 or 3 during the years ended December 31, 2011 and 2010.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(3.) FAIR VALUE MEASUREMENTS (Continued)

The Plan’s valuation techniques used to measure the fair values of cash and cash equivalents, mutual funds and Financial Institutions, Inc. common stock that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure the fair values of the common/collective trust that are classified as Level 2 in the table above are included below.

Common/collective trust

The Plan offers participants the Union Bond & Trust Company Stable Value Fund, managed by Morley Capital Management, Inc. (the Morley Stable Value Fund), which invests primarily in benefit responsive investment contracts with insurance companies, banks, and other financial institutions. While investments are typically recorded at fair value, contract value is the relevant measurement attribute for the portion of the Plan’s assets that are invested in fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The trustee of the common/collective trust uses various valuation techniques to measure the fair value of the assets within the fund. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Individual assets of the synthetic investment contract are generally valued at representative quoted market prices. Short-term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by the fund trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

(4.) OTHER PLAN INVESTMENT DISCLOSURES

The following investments were greater than 5% of net assets available for benefits at fair value at December 31:

	2011	2010
Morley Stable Value Fund	$4,052,492	$4,879,786
PIMCO Total Return Administrative Fund	3,766,989	3,009,796
Brown Advisory Growth Equity Fund	3,449,863	*
Oakmark Equity Income Fund	2,925,352	2,722,341
American Funds Fundamental Investors Fund	2,924,020	2,781,825
Columbia Acorn Fund	1,806,978	1,884,131
American Funds Europacific Growth Fund	1,563,347	1,541,580
American Funds Growth Fund of America	*	3,474,077

*	Indicates that balance represents less than 5% of Plan net assets available for benefits as of the periods presented.

Net (depreciation) appreciation in fair value of investments for the years ended December 31 was as follows:

	2011	2010
Mutual funds	$(479,957)	$2,320,740
Common/collective trust	62,299	131,651
Financial Institutions, Inc. common stock	(132,795)	461,198

	$(550,453)	$2,913,589

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(5.) RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

2011
Net assets available for benefits per the financial statements	$28,102,491
Adjustment for valuation of common/collective trust	(173,312)
Other	(10,696)

Net assets available for benefits per the Form 5500	$27,918,483

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500:

2011
Net increase in net assets available for benefits per the financial statements	$337,365
Net change in fair value adjustment of common/collective trust	13,589
Other	8,622

Net gain per the Form 5500	$359,576

The fair value adjustment represents the difference between contract value of the common/collective trust as included in the statement of changes in net assets available for benefits for the year ended December 31, 2011, and the fair value of the common/collective trust as reported in the Form 5500.

(6.) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.

(7.) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 2010, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2011.

GAAP requires disclosure of tax benefits claimed or expected to be claimed on a tax return when there is a level of uncertainty as to whether the tax position might be overturned by a taxing authority. For tax-exempt entities, including pension plans, their tax-exempt status itself is deemed to be an uncertainty, since events could potentially occur to jeopardize their tax-exempt status. As of December 31, 2011, the Plan does not have a liability for unrecognized tax benefits. The Plan files informational tax returns in the U.S. federal jurisdiction. The Plan is no longer subject to federal income tax examinations by tax authorities for years before 2008.

(8.) PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2011 and 2010, the Plan made purchases of approximately $364,000 and $272,000 and sales of approximately $308,000 and $230,000, respectively, of the Company’s common stock. Notes receivable from participants, totaling $806,514 and $773,215 at December 31, 2011 and 2010, respectively, are also considered party-in-interest transactions.

The Plan invests in the Schwab Retirement Advantage Money Fund, which is managed by The Charles Schwab Trust Company, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

EIN 16-0816610, PLAN # 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Cash and Cash Equivalents:
	Cash		$104,329
*	Schwab Retirement Advantage Money Fund		607,407

			711,736
	Mutual Funds:
	PIMCO Total Return Administrative Fund	346,549 shares	3,766,989
	Brown Advisory Growth Equity Fund	270,790 shares	3,449,863
	Oakmark Equity Income Fund	108,146 shares	2,925,352
	American Funds Fundamental Investors Fund	82,787 shares	2,924,020
	Columbia Acorn Fund	65,565 shares	1,806,978
	American Funds Europacific Growth Fund	45,288 shares	1,563,347
	Mutual Global Discovery Fund	49,307 shares	1,354,471
	Selected American Shares Fund	27,547 shares	1,087,281
	Vanguard 500 Index Signal Fund	9,657 shares	923,782
	Vanguard Mid Cap Index Signal Fund	29,585 shares	832,217
	Vanguard Small Cap Value Index Fund	47,230 shares	710,334
	Perkins Mid Cap Value Fund	14,725 shares	297,298

			21,641,932
	Common/collective investment trust:
	Morley Stable Value Fund	163,348 shares	4,052,492
*	Financial Institutions, Inc. Company Stock	61,487 shares	992,400
*	Notes receivable from participants	5.25% - 10.25%, due through 2020	806,514

			$28,205,074

*	Denotes party-in-interest

Column (d), cost, has been omitted, as all investments are participant directed.

See accompanying notes to financial statements.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

Date: June 21, 2012	/s/ Karl F. Krebs
Karl F. Krebs
Executive Vice President and Chief Financial Officer